Exhibit 99.1
Shinhan Financial Group published a ‘2021 ESG Highlight’

On March 16, 2022, Shinhan Financial Group published a ‘2021 ESG Highlight’ (“the Report”).

The report is available at our website (www.shinhangroup.com).

The English report will be available on the company’s website (http://www.shinhangroup.com/en/crm/csrreport/csr_subsidiary.jsp) on or before March 21, 2022.

The financial information included in the Report follows the Korean International Financial Reporting Standards (K-IFRS), which uses the unit of the Korean won (KRW).

Shinhan Financial Group will submit a full version of ‘Shinhan Financial Group ESG Report 2021’ to Korea Exchange by the first half of 2022.